Exhibit 3.1
AMENDMENT NO. 2
TO
AMENDED AND RESTATED BY-LAWS
OF
CONSTELLATION BRANDS, INC.

Sections 4.3 and 4.4 of Article IV of the Amended and Restated By-Laws of Constellation Brands, Inc. are hereby amended by deleting such Sections in their entirety and inserting the following in lieu thereof:

SECTION 4.3    Chief Executive Officer. The Chief Executive Officer shall be the principal executive officer of the Corporation and shall in general supervise and control all of the business and affairs of the Corporation, unless otherwise provided by the Board of Directors. He shall preside at meetings of the stockholders and of the Board of Directors under the circumstances described in Section 1.7 or 2.7, respectively, and shall see that orders and resolutions of the Board of Directors are carried into effect. He shall have general powers of supervision and shall be the final arbiter of all differences among officers of the Corporation and his decision as to any matter affecting the Corporation shall be final and binding as between the officers of the Corporation subject only to the Board of Directors.
SECTION 4.4    President. The President shall have responsibility for the active management of the business of the Corporation, and, in the instance that the offices of President and Chief Executive Officer are not held by the same person, shall be under the general supervision of the Chief Executive Officer. In general, he shall perform all duties incident to the office of President, and such other duties as the Chief Executive Officer or the Board of Directors may from time to time prescribe. The President shall preside at meetings of the stockholders and of the Board of Directors under the circumstances described in Section 1.7 or 2.7, respectively.

Effective as of February 12, 2018